07020941

Johnson Matthey

SUPPL

February 2, 2007

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED
7004 2890 0002 4356 3441

RECEIVED FEB 05 2007 SEC MAIL PROCESSING SECTION WASH, D.C. 185

Securities and Exchange Commission
450 Fifth Street, N. W.
Washington, D. C. 20546

Re: Johnson Matthey PLC - File No. 82-2272

Dear Sirs:

Pursuant to Johnson Matthey PLC's undertaking to furnish the Securities Exchange Commission with certain information described in its request for exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended, as more fully set forth in its letter of 28th September 1988, Johnson Matthey hereby submits the following:

1.	**Regulatory Announcement**	**10 Jan 2007**
2.	**Regulatory Announcement**	**11 Jan 2007**
3.	**Regulatory Announcement**	**18 Jan 2007**
4.	**Regulatory Announcement**	**19 Jan 2007**
5.	**Regulatory Announcement**	**24 Jan 2007**
5.	**Regulatory Announcement**	**25 Jan 2007**
6.	**Regulatory Announcement**	**25 Jan 2007**
7.	**Regulatory Announcement**	**01 Feb 2007**

PROCESSED
FEB 12 2007
THOMSON FINANCIAL

The Company understands that pursuant to Rule 12g3-2(b) the information furnished hereby, is not deemed to be "filed" with the Commission and that the furnishing of such information does not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions concerning the foregoing, please contact me at the address and telephone number indicated on this letter.

Very truly yours,

Robert M. Talley
Vice President & General Counsel

RMT/af
Enclosures
cc: S. A. Farrant (w/o encl.)
A. Purtill (w/o encl.)

NORTH AMERICAN CORPORATE
Suite 600, 435 Devon Park Drive, Wayne PA 19087-1998 TEL: (610) 971-3000, FAX: (610) 971-3022

Transaction in Own Shares

Johnson Matthey PLC announces that it has today purchased 150,000 ordinary shares at a price of 1415.32 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 1,210,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 219,195,883.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 219,195,883. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
10 January 2007

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of listed company:

   Johnson Matthey PLC

2. Name of shareholder with a major interest:

   Aviva plc (Morley Fund Management Limited)

3. Please state whether notification indicates that it is regarding the holding of the shareholder named in 2 above; in respect of a non-beneficial interest; or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18:

   In respect of the shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them:

BNY Norwich Union Nominees Limited	1,561,973
BT Globenet Nominees Limited	6,100
Chase GA Group Nominees Limited	3,476,008
Chase Nominees Limited	228,860
CUIM Nominee Limited	1,328,037

5. Number of shares/amount of stock acquired:

   134,627

6. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage):

   0.06%

7. Number of shares/amount of stock disposed:

   N/A

8. Percentage of issued class (any treasury shares held by the listed company should not be taken into account when calculating percentage):

   N/A

9. Class of security:

   Ordinary Shares of £1 each

10. Date of transaction:

    9 January 2007

11. Date listed company informed:

    10 January 2007

12. Total holding following this notification:

6,600,978

13. Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage):

3.01%

14. Any additional information:

N/A

15. Name of contact and telephone number for queries:

Angela Purtill 020 7269 8461

16. Name and signature of duly authorised officer of the listed company responsible for making this notification:

Angela Purtill
11 January 2007

Transaction in Own Shares

Johnson Matthey PLC announces that it has today purchased 130,000 ordinary shares at a price of 1421.83 pence per share. All of the purchased shares will be held as treasury shares.

Following the above purchase, Johnson Matthey PLC holds 1,340,000 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 219,067,886

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 219,067,886. This figure may be used by shareholders and other parties subject to disclosure obligations as the denominator for calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
11 January 2007

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND CONNECTED PERSONS

1. Name of the issuer:

   Johnson Matthey plc

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4(R)(1)(a); or (ii) DR 3.1.4 (R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985 or (iii) both (i) and (ii):

N A P Carson	(iii)
P N Hawker	(iii)
D W Morgan	(iii)
L C Pentz	(iii)
W F Sandford	(i)
J N Sheldrick	(iii)
I F Stephenson	(i)

3. Name of person discharging managerial responsibilities/director:

   N A P Carson
   P N Hawker
   D W Morgan
   L C Pentz
   W F Sandford
   J N Sheldrick
   I F Stephenson

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person:

   No

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest:

   In respect of persons named in 3 above

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares:

   Ordinary Shares of £1 each

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them:

   Computershare Trustees Limited

8. State the nature of the transaction:

   Monthly acquisition of shares via the Johnson Matthey Share Incentive Plan

9. Number of shares, debentures or financial instruments relating to shares acquired:

N A P Carson	24
P N Hawker	24
D W Morgan	24
L C Pentz	27
W F Sandford	24
J N Sheldrick	24
I F Stephenson	24

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage):

Less than 0.1%

11. Number of shares, debentures or financial instruments relating to shares disposed:

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage):

N/A

13. Price per share or value of transaction:

£15.0618

14. Date and place of transaction:

17 January 2007, London

15. Total holding following notification and total percentage holding following notification (any treasury shares of that class should not be taken into account when calculating percentage):

N A P Carson	61,239
P N Hawker	14,612
D W Morgan	40,534
L C Pentz	18,338
J N Sheldrick	74,463

16. Date issuer informed of transaction:

18 January 2007

17. Date of grant:

N/A

18. Period during which or date on which it can be exercised:

N/A

19. Total amount paid (if any) for grant of the option:

N/A

20. Description of shares or debentures involved (class and number):

N/A

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise:

N/A

22. Total number of shares or debentures over which options held following notification:

N/A

23. Any additional information:

N/A

24. Name of contact and telephone for queries

Angela Purtill, Assistant Company Secretary
020 7269 8461

Name and signature of duly authorised officer of issuer responsible for making notification

Angela Purtill

Date of Notification

18 January 2007

Regulatory Announcement

Go to market news section

Free annual report

JM Johnson Matthey

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Total Voting Rights
Released	16:48 19-Jan-07
Number	PRNUK-1901

Total Voting Rights

In conformity with the Transparency Directive's transitional provision 6 and as an update to the announcement made on 21 December 2006, Johnson Matthey PLC advises that, as at 19 January 2007, it has an issued share capital of 220,421,864 ordinary shares of £1 each. Johnson Matthey PLC holds 1,340,000 ordinary shares of £1 each in treasury. The changes to issued share capital relate to a number of employee share option exercises.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 219,081,864.

The above figure 219,081,864 may be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the FSA's Disclosure and Transparency Rules.

S Farrant
Company Secretary
19 January 2007

END

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For Immediate Release on Wednesday 24th January 2007

Johnson Matthey Trading Update

Johnson Matthey is hosting an analysts' visit today at its Environmental Catalysts and Technologies (ECT) business in Royston. At the meeting Neil Carson, Chief Executive of Johnson Matthey, gave the following update on current trading:

"Trading in the second half of Johnson Matthey's financial year is progressing well. Catalysts Division is continuing to deliver good growth with ECT benefiting from increased sales of heavy duty diesel catalysts following the introduction of new emission regulations in Europe and North America. Process Catalysts and Technologies has also achieved good growth with strong sales of synthesis gas catalysts and a good contribution from Davy Process Technology.

Precious Metal Products Division has had a strong third quarter with continuing favourable conditions in the platinum group metal (pgm) markets. Pharmaceutical Materials is also ahead of last year with continued recovery in its US business.

On 14th December 2006 we announced the sale of our Ceramics Division for approximately €226 million in cash. The transaction is conditional on regulatory approval in Germany, Spain and Portugal and is expected to be completed on 28th February 2007. The proceeds from the disposal of the division will be used to buy back shares and fund bolt-on acquisitions.

The disposal of Ceramics will be slightly dilutive to earnings this year. The US dollar has also weakened further against sterling since our interim results announcement on 22nd November 2006. However, these adverse effects will be more than offset by favourable trading results, particularly in Precious Metal Products Division. Consequently, the outlook for the full year remains encouraging, with growth in earnings per share (excluding the profit on disposal of Ceramics) expected to be slightly better than the 9% rate achieved in the first half."

Enquiries:

Ian Godwin	Director, IR and Corporate Communications	020 7269 8410
John Sheldrick	Group Finance Director	020 7269 8408
Howard Lee	The HeadLand Consultancy	020 7367 5225
Laura Hickman	The HeadLand Consultancy	020 7367 5227

www.matthey.com

Regulatory Announcement

Go to market news section

Free annual report

Johnson Matthey

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	15:46 25-Jan-07
Number	PRNUK-2501

TR-1 NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   Initial notification due to change of thresholds for non-material interest

3. Full name of person(s) subject to the notification obligation:

   Prudential plc group of companies

4. Full name of shareholder(s) (if different from 3.):

CHASE NOMINEES LIMITED	5,100,000
M&G INCOME INV CO LTD	65,382
MAGIM HSBC GIS NOM (UK) SALI	20,728
NORTRUST NOMINEE LTD A/C MHF01	46,581
NORTRUST NOMINEE LTD A/C MHJ01	661,780
NORTRUST NOMINEE LTD A/C MKB01	592,691
NORTRUST NOMINEE LTD A/C MKK01	2,150,613
NORTRUST NOMS LTD	92,086
NORTRUST NOMS LTD A/C MEJ01	3,800,000
NORTRUST NOMS LTD A/C MVB01	66,463
NORTRUST NOMS LTD A/C PUC01	49,040
NORTRUST NOMS LTD A/C PUF01	19,720
NORTRUST NOMS LTD A/C PUI01	7,882
NORTRUST NOMS LTD A/C PUR01	371,918
NORTRUST NOMS LTD A/C PUS01	13,527
PRUCLT HSBC GIS NOM (UK) PAC AC	2,683,151
PRUCLT HSBC GIS NOM (UK) PHL AC	287,594
PRUCLT HSBC GIS NOM (UK) PPL AC	824,307
PRUCLT HSBC GIS NOM (UK) EQBF AC	10,025
PRUCLT HSBC GIS NOM (UK) HYBF AC	25,212
PRUCLT HSBC GIS NOM (UK) MNBF AC	9,467
PRUCULT HSBC GIS NOM (UK) PENE A/C	38,558
RECOVERY INV COMPANY LIMITED	55,783

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   20 January 2007

6. Date on which issuer notified:

   23 January 2007

7. Threshold(s) that is/are crossed or reached:

   5%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 16,992,508

   Number of voting rights: 16,992,508

   Resulting situation after the triggering transaction:

   Number of shares (direct): 16,992,508

   Number of voting rights (direct): 16,992,508

   % of voting rights (direct): 7.75%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

Prudential plc	16,992,508	7.75%	See 4 above
M&G Group Limited	16,992,508	7.75%	See 4 above
M&G Investment Management Limited	16,932,400	7.72%	See below:

CHASE NOMINEES LIMITED	5,100,000
M&G INCOME INV CO LTD	65,382
MAGIM HSBC GIS NOM (UK) SALI	20,728
NORTRUST NOMINEE LTD A/C MHJ01	661,780
NORTRUST NOMINEE LTD A/C MKB01	592,691
NORTRUST NOMINEE LTD A/C MKK01	2,150,613
NORTRUST NOMS LTD	92,086
NORTRUST NOMS LTD A/C MEJ01	3,800,000
NORTRUST NOMS LTD A/C MVB01	66,463
NORTRUST NOMS LTD A/C PUC01	49,040
NORTRUST NOMS LTD A/C PUF01	19,720
NORTRUST NOMS LTD A/C PUI01	7,882
NORTRUST NOMS LTD A/C PUR01	371,918
PRUCLT HSBC GIS NOM (UK) PAC AC	2,683,151
PRUCLT HSBC GIS NOM (UK) PHL AC	287,594
PRUCLT HSBC GIS NOM (UK) PPL AC	824,307
PRUCLT HSBC GIS NOM (UK) EQBF AC	10,025
PRUCLT HSBC GIS NOM (UK) HYBF AC	25,212
PRUCLT HSBC GIS NOM (UK) MNBF AC	9,467
PRUCULT HSBC GIS NOM (UK) PENE A/C	38,558
RECOVERY INV COMPANY LIMITED	55,783

PROXY VOTING:

10. Name of the proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

None

14. Contact Name:

Angela Purtill, Assistant Company Secretary, Johnson Matthey plc

15. Contact Telephone Number:

020 7269 8461

END

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Regulatory Announcement

Go to market news section

Free annual report

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Holding(s) in Company
Released	15:54 25-Jan-07
Number	PRNUK-2501

JM Johnson Matthey

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

   Johnson Matthey plc

2. Reason for the notification:

   An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

   BT Pension Scheme Trustees Limited as trustee of the BT Pension Scheme and Hermes Pensions Management Limited

4. Full name of shareholder(s) (if different from 3.):

   N/A

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

   22 January 2007

6. Date on which issuer notified:

   24 January 2007

7. Threshold(s) that is/are crossed or reached:

   3%

8. Notified details:

   VOTING RIGHTS ATTACHED TO SHARES:

   Class/type of shares (if possible using the ISIN CODE):

   GB0004764071

   Situation previous to the triggering transaction:

   Number of shares: 6,649,406

Number of voting rights: 6,649,406

Resulting situation after the triggering transaction:

Number of shares (direct): 2,640,146

Number of voting rights (direct): 2,640,146

Number of voting rights (indirect): 4,009,260

% of voting rights (direct): 1.205%

% of voting rights (indirect): 1.830%

Total voting rights: 6,649,406 shares (3.035%)

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held if applicable:

BT Pension Scheme Trustees Limited is the parent undertaking of Britel Fund Trustees Limited, which is the parent undertaking of Hermes Pensions

Regulatory Announcement

Go to market news section

Free annual report

Johnson Matthey

Company	Johnson Matthey PLC
TIDM	JMAT
Headline	Total Voting Rights
Released	16:20 01-Feb-07
Number	PRNUK-0102

Total Voting Rights

In accordance with Rule 5.6.1 of the Disclosure and Transparency Rules, Johnson Matthey PLC advises that, as at 31 January 2007, it had an issued share capital of 220,440,042 ordinary shares of £1 each and held 1,340,000 ordinary shares of £1 each in treasury.

Therefore, the total number of Johnson Matthey PLC ordinary shares with voting rights is 219,100,042.

The above figure 219,100,042 may be used by shareholders and other parties subject to disclosure obligations as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Johnson Matthey PLC under the Disclosure and Transparency Rules.

S Farrant
Company Secretary
1 February 2007

END

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END